Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp.
6190 Agronomy Rd, 6th Floor
Vancouver, BC V6T 1Z3

2.	Date of Material Change
September 25, 2009

3.	News Release
September 25, 2009 - Vancouver, Canada

4.	Summary of Material Change
Cardiome Pharma Corp. (“Cardiome” or the “Company”) announced that it will extend the term of its modified “Dutch Auction” tender offer (the “Offer”) for up to US$27.5 million of its common shares commenced on September 1, 2009. The Offer, which was initially schedule to expire at 5:00 p.m. (Eastern time) on October 6, 2009, has been extended until 5:00 p.m. (Eastern time) on October 13, 2009, unless further extended or withdrawn by the Company.

5.	Full Description of Material Change
See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer
Name:	Curtis Sikorsky
Title:	Chief Financial Officer
Phone No.:	604-677-6905

9.	Date of Report
September 25, 2009

Per:  ____“Curtis Sikorksy”____________
Curtis Sikorksy,
Chief Financial Officer

SCHEDULE “A” - PRESS RELEASE

6190 Agronomy Road, 6th Floor Vancouver, B.C. V6T 1Z3	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE    NASDAQ: CRME   TSX: COM

CARDIOME PHARMA CORP. ANNOUNCES NEW EXPIRATION DATE FOR TENDER OFFER

Vancouver, Canada, September 25, 2009 – Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) (“Cardiome” or the “Company”) announced that it will extend the term of its modified “Dutch Auction” tender offer (the “Offer”) for up to US$27.5 million of its common shares commenced on September 1, 2009. The Offer, which was initially schedule to expire at 5:00 p.m. (Eastern time) on October 6, 2009, has been extended until 5:00 p.m. (Eastern time) on October 13, 2009, unless further extended or withdrawn by the Company.

Cardiome is extending the Offer in order to amend the offer to purchase and issuer bid circular (as amended, the “Offer to Purchase and Circular”) in order to include information about its development strategy for GED-aPC and the related transition of Dr. Charles Fisher, Chief Medical Officer and Executive Vice President, Clinical & Regulatory Affairs, to a consulting role. A separate press release regarding the Company’s development strategy and the transition of Dr. Fisher to a consulting role has been filed by the Company. Cardiome will mail a notice of change and variation (the “Notice”) to its shareholders today, setting out the new expiration date of the Offer and the change in information in the Offer to Purchase and Circular. The Notice is being filed concurrently with the securities regulatory authorities in the United States and Canada.

The tender offer will be conducted as a modified “Dutch auction”, which will enable shareholders to select a price between US$4.25 per share and US$5.10 per share at which they are willing to tender their common shares to the offer. The purchase price will be the lowest price per share between US$4.25 and US$5.10 that enables Cardiome to purchase US$27.5 million of common shares. For further details on the terms and conditions of the Offer, please consult the Offer to Purchase and Circular, as amended by the Notice.

Press release is for informational purposes only

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell Cardiome’s common shares. The solicitation and the offer to buy Cardiome’s common shares is being made only pursuant to the Offer to Purchase and Circular, as amended by the Notice, and related documents. Cardiome has filed the Offer to Purchase and Circular and related documents with the Canadian securities regulatory authorities and a Tender Offer Statement on Schedule TO with the United States Securities and Exchange Commission (the “SEC”). Shareholders should carefully read the Tender Offer Statement, as amended, the Offer to Purchase and Circular, as amended by the Notice, and the related letter of transmittal and other related documents prior to making any decision with respect to the Offer because they contain important information, including the various terms and conditions of the offer.  The Notice will be delivered without charge to all holders of Cardiome’s common shares.

The Tender Offer Statement, as amended, is available without charge at the SEC website at www.sec.gov or by calling the Corporate Secretary of Cardiome at (604) 676-6993. The Offer to Purchase and Circular, as amended by the Notice, and the related letter of transmittal and all other offer documents that are required to be filed in Canada are also available without charge at www.sedar.com.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused drug development company dedicated to the advancement and commercialization of novel treatments for disorders of the heart and circulatory system.  Cardiome is traded on the NASDAQ Global Market (CRME) and the Toronto Stock Exchange (COM).  For more information, please visit our web site at www.cardiome.com.

For Further Information:
Peter K. Hofman
Senior Director, Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: phofman@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing. Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we, together with our collaborative partners, may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.